Exhibit (h)(3)

ARK VENTURE FUND

Second Amended and Restated Distribution and Shareholder Services Plan

August [     ], 2025

WHEREAS, ARK Venture Fund (the “Fund”) engages in business as a closed-end management investment company and is registered as such under the Investment Company Act of 1940, as amended (the “Act”);

WHEREAS, the Board of Trustees (the “Board”) of the Fund has divided the Fund’s common shares of beneficial interest (“Shares”) into separate classes of Shares as set forth in Schedule A hereto (as may be amended from time to time) and may establish additional classes of Shares from time to time;

WHEREAS, the Fund previously adopted a Distribution and Service Plan on a voluntary basis in conformity with Rule 12b-1 under the Act (“Rule 12b-1”), pursuant to which the Shares of the Fund will bear the expenses of distributing and servicing the Shares;

WHEREAS, the Fund desires to amend and restate the previously adopted Distribution and Service Plan as described hereunder (the “Plan”);

WHEREAS, the Board has determined that there is a reasonable likelihood that adoption of the Plan will benefit the Fund and its shareholders; and

WHEREAS, the Fund employs Foreside Fund Services, LLC (the “Distributor”) as Distributor of the Shares pursuant to the [Second Amended and Restated Distribution Agreement] dated [ ], 2025 (the “Agreement”), as it may be amended from time to time.

NOW, THEREFORE, the Fund hereby adopts the Plan with respect to each class of Shares as set forth in Schedule A, and the Distributor hereby agrees to the terms of, the Plan on the following terms and conditions:

1.	The Plan.

(a)	Subject to the class-specific arrangements set forth in Schedule A, the Fund is authorized to compensate the Distributor for amounts expended to finance (i) any activity primarily intended to result in the sale of Shares of the Fund (“Distribution-Related Services”); and/or (ii) the provision of personal and account maintenance services performed (“Shareholder Services”). The amount of such compensation paid during any one year shall not exceed the amounts set forth in Schedule A. Such compensation shall be calculated and accrued daily and payable monthly or at such other intervals as the Board may determine.

(b)	Distribution-Related Service and related expenses for which the Distributor may be compensated include, but are not limited to, marketing and promotional services including advertising; providing facilities to answer questions from prospective investors about the Fund; preparing, printing and delivering prospectuses and shareholder reports to prospective shareholders; complying with federal and state securities laws pertaining to the sale of Shares; and/or performing such other services and obligations as are set forth in the Agreement.

(c)	The compensation payable for Shareholder Services is not primarily intended to result in the sale of the Shares of the Fund within the meaning of Rule 12b-1 under the Act. The total compensation paid for Shareholder Services may not exceed the maximum cap imposed on “service fees” by subsection (d) of the Financial Industry Regulatory Authority (“FINRA”) Rule 2341.

(d)	The Distributor may use all or any portion of the amount received pursuant to this Plan to compensate other brokers, dealers and financial service firms to the extent permitted under applicable laws or regulations for providing certain services that constitute “any activity which is primarily intended to result in the sale of shares” within the meaning of Rule 12b-1 under the Act and/or “personal and account maintenance services” within the meaning of FINRA Rule 2341 (or any applicable successor rule), and/or to pay any of the expenses associated with other activities authorized under this paragraph 1.

(e)	Appropriate adjustments to payments made pursuant to this paragraph 1 shall be made whenever necessary to ensure that no payment is made by the Fund in excess of limits imposed by applicable laws or regulations, including FINRA rules.

(f)	The payment of fees to the Distributor is subject to compliance by the Distributor with the terms of the Agreement.

2.	General Provisions.

(a)	This Plan shall not take effect until the Plan, together with any related agreement, has been approved by votes of a majority of both (a) the Board; and (b) those Trustees of the Fund who are not “interested persons” of the Fund (as defined by the Act) and who have no direct or indirect financial interest in the operation of the Plan or any agreements related to it (the “Independent Trustees”) in accordance with the provisions of the Act and the rules or regulations promulgated thereunder and any applicable guidance or interpretation of the SEC or its staff.

(b)	This Plan shall remain in effect until one year from the date of this Plan set forth above, and shall continue in effect thereafter so long as such continuance is specifically approved at least annually in the manner provided in paragraph 2(a).

(c)	The Distributor shall provide to the Board and the Board shall review, at least quarterly, a written report of services and expenses provided or incurred under this Plan, and the purposes for which such services were performed and expenses were incurred.

(d)	This Plan will terminate automatically in the event of its assignment (as defined in the Act). In addition, this Plan may be terminated at any time by a vote of a majority of the Independent Trustees or by vote of a majority of the outstanding Shares of the applicable class of the Fund. The Fund authorizes the Distributor, if the Distributor so elects, to assign to a third party any payments that the Distributor is entitled to receive for the Distributor’s services hereunder free and clear of any offset, defense or counterclaim the Fund may have against the Distributor (it being understood that the foregoing does not constitute a waiver of any claim the Fund may have against the Distributor) and except to the extent that any change or modification after the date hereof of (x) the provisions of the Act, the rules and regulations thereunder or other applicable law or (y) any interpretation of the Act, the rules and regulations thereunder or other applicable law shall restrict the Distributor’s right to make such transfer free and clear of any offset, defense or counterclaim.

(e)	This Plan may not be amended with respect to any class of Shares to increase materially the amount of compensation payable pursuant to paragraph 1 unless such amendment is approved by a vote of at least a majority (as defined in the Act) of the outstanding Shares of that class of the Fund. No material amendment to this Plan shall be made unless approved in the manner provided in paragraph 2(a).

(f)	While this Plan is in effect, the selection and nomination of the Independent Trustees shall be committed to the discretion of the Independent Trustees.

(g)	The Fund shall preserve copies of this Plan and any related agreements and all reports made pursuant to paragraph 2(c), for a period of not less than six years from the date of this Plan, any such agreement or any such report, as the case may be, the first two years in an easily accessible place.

(h)	The compensation determined in accordance with paragraph 1 with respect to each class of Shares set forth in Schedule A shall be based upon the average daily net assets of the Fund attributable to such class. The obligations of the Fund hereunder are not personally binding upon, nor shall resort be had to the private property of any of the Trustees, shareholders, officers, employees or agents of the Fund, but only the Fund’s property allocable to each applicable class of Shares shall be bound.

IN WITNESS WHEREOF, the Fund and the Distributor have executed this Plan as of the day and year first above written.

ARK VENTURE FUND

By:
Name:
Title:

FORESIDE FUND SERVICES, LLC

By:
Name:
Title:

Schedule A

Share Class	Distribution- Related Services	Shareholder Services	Total Distribution- Related and Shareholder Services
Class D	0.00%	0.15%	0.15%
Class S	0.60%	0.25%	0.85%
Class U	0.75%	0.00%	0.75%

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